

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via U.S. Mail</u>
Mr. Robert A. Robison
Chief Financial Officer
Pretium Packaging, L.L.C.
15450 South Outer Forty Drive, Suite 120
Chesterfield, MO 63107

> **Re: Pretium Packaging, L.L.C.**
> **Registration Statement on Form S-4**
> **Filed August 31, 2011**
> **File No. 333-176592**

Dear Mr. Robison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

2. Please provide a currently dated, signed auditors' consent with your next amendment.

Prospectus' Outside Front Cover Page

3. As they are separate securities and are being registered, please include the guarantees on the cover page.   See Item 501(b)(2) of Regulation S-K.

4. Please disclose whether there exists a public market for the outstanding notes or the exchange notes. Please refer to Item 501(b)(4) of regulation S-K.

5. As currently represented, the exchange offer would be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately would be the twentieth business day following commencement. <u>See</u> Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please revise here and throughout the registration statement, including the letter of transmittal filed as exhibit 99.1, to make clear that the exchange offer will be open at least through midnight on the twentieth business day. <u>See</u> Rule 14d-1(g)(3) under the Exchange Act.

<u>Withdrawal Rights, page 5</u>

6. Delete the phrase "unless previously accepted for exchange" because a holder has the right to withdraw his tender of original notes during the period that the exchange offer remains open. Please make corresponding changes on page 72 where you discuss withdrawal rights. <u>See</u> Rule 14d-7 under the Exchange Act.

<u>Guarantees, page 6</u>

7. Disclose the amounts that the guarantees are equal in right of payment to as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that the guarantors may issue that ranks equally with the new notes as of the date of the latest balance sheet data in the prospectus.

<u>Ranking, page 7</u>

8. Disclose the amount of debt that ranks equally with the new notes as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that Pretium Packaging may issue that ranks equally with the new notes as of the date of the latest balance sheet data in the prospectus.

<u>Risk Factors, page 15</u>

9. We note the statement "Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, operating results and cash flows…" Since Pretium Packaging is required to disclose all risks that it believes are material at this time, please delete the statement.

Market and Industry Data, page 35

10. We note the disclaimer "cannot guarantee its accuracy and completeness." Since Pretium Packaging may not disclaim responsibility for information that it has chosen to include in the registration statement, please delete the disclaimer.

General, page 66

11. Identify the initial purchaser of the original notes. We note the disclosure in exhibit 4.4 to the registration statement.

Terms of the Exchange Offer, page 66

12. We note these disclosures:

- in the fifth paragraph under "Terms of the Exchange Offer" that any tendered original notes not accepted for exchange will be returned to the holder "as promptly practicable" (sic) after the expiration date.

- in the penultimate paragraph under "Procedures for Tendering" on page 69 that any original notes not properly tendered will be returned to the holder "as soon as practicable" after the expiration date.

- in the last paragraph under "Withdrawal of Tenders" on page 72 that any tendered original notes not accepted for exchange will be returned to the holder "as soon as practicable" after withdrawal, rejection of tender, or termination of the exchange offer.

- in the last paragraph of instruction II in the letter of transmittal filed as exhibit 99.1 that any original notes which have been tendered but which are withdrawn will be returned to the holder "as promptly as practicable."

Rule 14e-1(c) under the Exchange Act requires that you return the original notes "promptly" upon termination or withdrawal of a tender offer. Please revise.

Expiration Date; Extensions; Amendment, page 69

13. You reserve the right "to delay accepting any Original Notes." Clarify in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c)

under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

14. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

15. We note your reservation of the right to amend the terms of the exchange offer. Revise to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

16. Please advise us how oral notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Procedures for Tendering, page 69

17. We note the statement "Unless waived, any defects or irregularities…must be cured within such time as we shall determine." The statement suggests that some conditions to the exchange offer may be waived after the exchange offer's expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the exchange offer's expiration.

Management, page 86

18. In the biographical paragraph of Mr. Brett A. Snyder, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Annual Bonus, page 86

19. The disclosure does not meaningfully convey the reasons why the actual amounts awarded to the named executive officers were appropriate under the circumstances or how the specific targets were determined. While the company is not required to disclose target levels for specific quantitative or qualitative performance related factors if the company determines that the disclosure would cause competitive harm, the compensation discussion and analysis must disclose how difficult it will be for the named executive officers or how likely it will be for the company to achieve undisclosed target levels or other factors. See Instruction 4 to Item 401(b)(1) of Regulation S-K, and revise.

Security Ownership of Certain Beneficial Owners and Management, page 98

20. We assume that the reference to LEF Holdings, LLC instead of LEF II Holdings, LLC in footnote (4) is inadvertent. Please revise or advise.

Management Agreement, page 100

21. In the third paragraph, specify the fixed percentage of any additional equity contribution to which an annual management fee is equal. We note the disclosure in section 5(b)(ii) of the management agreement filed as exhibit 11.2.

Consulting Agreement, page 100

22. Expand the second paragraph's first sentence to indicate that Mr. Keith S. Harbison will receive an additional $41,000 annually, plus annual increases equal to 10% of the amount paid for the immediately prior year. We note the disclosure in section 3(c) of the consulting agreement filed as exhibit 10.6.

Description of Certain Indebtedness, page 101

23. Clarify in the first paragraph that the summary includes the material provisions of the agreements filed as exhibits.

No Personal Liability of Directors, Officers, Employees and Stockholders, page 140

24. Revise the last sentence to state that the waiver "will not" rather than "may not" be effective to waive liabilities under the federal securities laws of the United States.

Available Information, page 166

25. We note the "may not necessarily be complete" language. Revise to clarify that statements about legal documents in the prospectus include the material provisions of any legal documents filed as exhibits to the registration statement.

Summary Consolidated Historical and Pro Forma Financial Information

Net Loss to Adjusted EBITDA Reconciliation, page 12

26. We note that you disclose in note (i) an adjustment for certain variances to standard operating costs that you consider "noteworthy." Please expand your footnote disclosure to more fully

describe the nature of the items being adjusted and why these items are considered noteworthy to the period presented.

27. We note you disclose adjusted EBITDA as you believe such information is used by certain investors to measure a company's historical ability to service debt. As such, it appears that you believe this measure represents a measure of liquidity. Please explain why you have not reconciled adjusted EBITDA to cash flow from operations.

Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations…page 43

1) Cost of sales

28. Please explain why you are adjusting your pro forma to remove the step up value placed on inventory as part of the purchase price allocation. It would appear that this amount should be included as an element of your pro forma statement of operations to reflect the effects of purchase accounting as of an earlier date.

2) Selling, general and administrative

29. It appears that in this adjustment you are making an adjustment to the historical financial information to remove the former chairman's salary and benefits. Please note that it is not appropriate to adjust the historical financial statements for pro forma purposes under Rule 11-02(b) of Regulation S-X. Please modify your presentation accordingly. In addition, please confirm that the management fee and consulting agreement adjustments are directly attributable to the acquisition transaction and that those agreements were a direct part of the acquisition documents.

4) Depreciation associated with other assets

30. Please explain the nature of this adjustment. It is unclear why this represents a pro forma adjustment under Rule 11-02(b) of Regulation S-X. It appears that this represents an adjustment to your historical financial statements.

7) Acquisition fees and expenses

31. Please explain why you believe that this adjustment is an appropriate pro forma adjustment. It appears that you are making an adjustment to your historical financial statements. Please modify your presentation accordingly.

10) Other expense

32. We note that you are making an adjustment for early termination costs on leases. Please explain how this adjustment is directly attributable to the acquisition transaction.

Financial Statements

Note 1- Summary of Significant Accounting Policies

(O) – Revenue Recognition, page F-12

33. We note elsewhere in your document that you have agreements with your customers to pass through resin cost adjustments. Please expand your revenue recognition policy disclosure to address how this adjustment is performed and the frequency of such adjustments. It is not clear if such adjustments are billed separately or are reflected in the price of future quantities purchased by your customers. Please also clarify in your document if you have reflected any unbilled amounts for resin cost adjustments in your financial statements.

PVC Container Corporations

Financial Statements

Note 8 – Income Taxes, page F-56

34. We note the recognition of a valuation allowance for certain deferred tax assets in fiscal year 2009. Please explain the line item described as "Prior year true-up" in the rate reconciliation in the period ended February 16, 2010 reflected on page F-58.

Exhibit 5.1

35. We note that you intend to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Exhibit 10.3

36. We note that you did not file the annexes, schedules, and exhibits to the amended and restated credit agreement filed as exhibit 10.3. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please file the complete amended and restated credit agreement, including its annexes, schedules, and exhibits.

Exhibit 10.5

37. We note that schedules 4.02, 4.05, 4.09, 4.10, 4.11 and exhibit A to the senior notes security agreement omit their contents. As noted above, there is no provision in Item 601(b)(10) for excluding attachments. Please file the complete senior notes security agreement, including the contents of the specified attachments.

<u>Exhibit 21.1</u>

38. List the state or other jurisdiction of incorporation or organization of each named subsidiary. <u>See</u> Item 601(b)(21) of Regulation S-K.

<u>Exhibit 99.1</u>

39. We note the disclosure in the first paragraph of instruction VII that the issuers reserve the absolute right to waive any conditions or irregularities in any tender of original notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders. Please revise to indicate that if the issuers waive any conditions or irregularities, the issuers will waive the conditions or irregularities for all holders of the original notes.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on accounting comments to Kevin W. Stertzel at (202) 551-3723 or W. John Cash at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Michael R. Littenberg, Esq.
        Schulte Roth & Zabel LLP